UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Trans World Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
89336R207
(CUSIP Number)
Timothy G. Ewing
Value Partners, Ltd.
c/o Ewing & Partners
5646 Milton St., Suite 880
Dallas, TX 75206
(214) 522-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisiton that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Value Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,326,679

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,326,679

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,326,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Ewing & Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,326,679

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,326,679

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,326,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Ewing Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,326,679

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,326,679

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,326,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

CUSIP No.	89336R207

1	NAMES OF REPORTING PERSONS:

Timothy G. Ewing

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X ]
(b) [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:

3,326,679

	8	SHARED VOTING POWER:

0

	9	SOLE DISPOSITIVE POWER:

3,326,679

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,326,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 12 to Schedule 13D

     This Amendment No. 12 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("VP"), Ewing & Partners, a Texas general partnership ("E&P"), Ewing Asset Management, LLC, a Texas limited liability company ("EAM") and Timothy G. Ewing (all such persons collectively referred to herein as the "Reporting Persons"), as an amendment to the Statement on Schedule 13D relating to the shares of common stock, par value $0.001 per share (the "Common Stock") of Trans World Corporation, a Nevada corporation ("TWC" or the "Company"), as originally filed with the Securities and Exchange Commission ("SEC") on July 11, 1996, and as amended from time to time since such date to the date hereof (the "Schedule").  All defined terms refer to terms defined herein or in the Schedule as previously amended.

     Item 4, 6 and 7 of the Schedule are hereby amended as follows:

Item 4	Purpose of the Transaction

Item 4 of the Schedule is hereby amended to add the following.  Capitalized terms used but not otherwise defined in this Item shall have the meaning ascribed to such terms in the Support Agreements.

As reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 8, 2018 (the “8-K”), on March 2, 2018, the Company and FEC Overseas Investment (UK) Limited, a limited liability company formed under the laws of the United Kingdom ("Parent"), entered into Support Agreements (the “Support Agreements”) with the following shareholders of the Company: (i) Value Partners; (ii) LIM III – Trust A-4, MBM-Trust A-4, Milfam II L.P., LIMFAM LLC, Milfam LLC and Lloyd I. Miller, IRA; and (iii) Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively, the “Principal Shareholders”). The Support Agreements, among other things, (a) require the Principal Shareholders to execute the Merger Consent (as defined below), (b) require that in the event of a shareholder meeting such Principal Shareholders will vote in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (c) appoint Parent or its designee as such Principal Shareholders’ proxy and attorney-in-fact to vote such Principal Shareholders’ shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, and (d) restrict the transfer of such Principal Shareholders’ shares.

As further reported by the Company in the 8-K, on March 2, 2018, following execution of the Merger Agreement, Value Partners and the other Principal Shareholders, who collectively owned on such date approximately 88% of the outstanding shares of Common Stock, delivered written consents adopting the Merger Agreement and approved the transactions contemplated thereby, including the Merger (the “Merger Consent”).  The foregoing description of the Support Agreements, the Merger and the Merger Agreement is qualified in its entirety by reference to the Support Agreements and the Merger Agreement, forms of which were filed as Exhibits 10.1 and 2.1 to the 8-K and which are incorporated herein by reference.

Subject to the terms of the Support Agreement, the Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of the Reporting Persons’ investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by the Reporting Persons, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Persons may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, none of the Reporting Persons have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended to add the following: See Item 4 to this Schedule, which is incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits.

Item 7 of the Schedule is hereby amended to add the following:

Exhibit 99.1     Form of Support Agreement dated as of March 2, 2018 (filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on March 8, 2018 and incorporated herein by reference).

Exhibit 99.2     Form of Merger Consent dated as of March 2, 2018 (filed as Exhibit A to Exhibit 2.1 to Form 8-K by the Company with the Securities and Exchange Commission on March 8, 2018 and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Value Partners, Ltd.
Date: March 19, 2018

By:	Ewing & Partners, as General Partner
By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Ewing & Partners
Date: March 19, 2018

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Ewing Asset Management, LLC
Date: March 19, 2018

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

Timothy G. Ewing
Date: March 19, 2018

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue, Ste 1102
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Beth N. Lowson and Sean W. McDowell, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of April, 2011.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing